EXHIBIT 12(a)

CLECO CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(UNAUDITED)

	For the		For the
	three		twelve
	months ended		months ended
	March 31, 2004
	(Thousands, except ratios)

Earnings (loss) from operations	$13,378		$(39,364)
Income taxes (benefit)	5,653		(26,560)

Earnings (loss) from operations before income taxes	$19,031		$(65,924)

Fixed charges:
Interest, long-term debt	$15,107		$61,592
Interest, other (including interest on short-term debt)	1,921		7,173
Amortization of debt expense, premium, net	905		3,702
Portion of rentals representative of an interest factor	172		582

Total fixed charges	$18,105		$73,049

Earnings (loss) from operations before income taxes	19,031		(65,924)
Total fixed charges	18,105		73,049
Amortization of capitalized interest	182		725

Earnings from operations before income taxes
and fixed charges	$37,318		$7,850

Ratio of earnings to fixed charges	2.06	x	0.11	x *

Total fixed charges from above	$18,105		$73,049
Preferred stock dividends	565		2,121

Total fixed charges and preferred stock dividends	$18,670		$75,170

Ratio of earnings to combined fixed charges
and preferred stock dividends	2.00	x	0.10	x **

*	For the twelve months ended March 31, 2004, earnings were insufficient by $65.2 million to cover fixed charges.

**	For the twelve months ended March 31, 2004, earnings were insufficient by $67.3 million to cover fixed charge and preferred stock dividends.